July 28, 2003


AXP High Yield Income Series, Inc.
(formerly AXP Extra Income Fund, Inc.)
200 AXP Financial Center
Minneapolis, Minnesota  55474

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of AXP High Yield Income Series, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.

Very truly yours,




/s/  Leslie L. Ogg
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     Leslie L. Ogg
     Attorney at Law
     901 S. Marquette Ave., Suite 2810
     Minneapolis, MN 55402-3268

LLO/HB